Filed pursuant to Rule 433

Registration Statement No. 333-118644 and No. 333-92044

September 29, 2006

Relating to Preliminary Prospectus Supplement

dated September 29, 2006

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras International Finance Company accompanies this free writing prospectus and is available from the SEC's website at http://www.sec.gov/Archives/edgar/data/1119639/000090342306001081/petrobras-424b2_0929.htm

Issuer: Petrobras International Finance Company, or “PIFCo.” with Standby Purchase Agreement of Petroleo Brasileiro S.A.--Petrobras

Form: Senior Unsecured Notes

Offering: SEC Registered

Coupon: 6.125%

Yield to Maturity: 6.185%

Spread to Benchmark Treasury: + 155 basis points

Benchmark Treasury (yield): 4.875% due 2016 ( 4.635%)

Public Offering Price: 99.557%

Maturity: October 6, 2016

Optional Redemption: Make-whole provision at T+ 25 basis points

Amount: US$500 million

Issue Denominations: Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

Cusip #: 71645WAL5

ISIN #: US71645WAL54

Interest Payment Dates: April 6 and October 6 of each year, commencing on April 6, 2007

Net proceeds before expenses: Approximately US$496.3 million

Pricing Date: September 29, 2006

Settlement Date: October 6, 2006 (T+ 5)

Ratings: Baa2 Stable (Moody’s); BB+ Stable (Fitch)

Joint Bookrunners & Lead Managers: Morgan Stanley & Co. Incorporated and UBS Securities LLC

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649 or collect at 212-761-4000 or by calling UBS Securities LLC toll free at 1-800-503-4611 or 1-888-722-9555 ext. 1088.